INVEST IN **OAKLAND GATEWAY (OMSS)**

Oakland's Green Transit & Trucker Hub


OAKLAND GATEWAY

oaklandmss.com   Oakland CA

LEAD INVESTOR

Vincent C

This project is critical to servicing the drayage community and supply chain at the Port of Oakland. We are consumers of the services that will be provided by the project and believe it will create win-win solutions to the local community and drayage providers by consolidating truck support services, parking, and fueling options away from residential areas while also providing access to alternative clean energy sources for transportation. We decided to invest in this project because we believe in the vision and the benefit it will bring to the drayage community and residents of West Oakland.

Invested $10,000 this round

Highlights

1. Only full-service trucking "travel center" in a 70-mile radius of Oakland
2. 17-acre site was designed by one of the leading environmental engineering firms in the country
3. Related entity annual revenue exceeding $1M; this entity projected at $9M+ annually (not guaranteed)
4. Founder is a key figure in both the Bay Area trucker & City of Oakland communities
5. Key environmental features: stormwater reuse, air quality vegetated buffers, & alternative energy
6. 55 yr property lease + fuel kickbacks + support from the City of Oakland
7. A true community effort; business, government, truckers & residents working together

Our Team



William Aboudi Founder & CEO

I've been serving the local trucking industry in Oakland since 1992, after going to work for my brother's AA Trucking company in '88. OMSS, the company that is building the Oakland Gateway is the physical representation of my years of community support.



Brent Bucknam Site Design

Co-founder of Hyphae Design Labs; the brilliant environmental engineering firm behind the Oakland Gateway. Hyphae's high-profile projects like the California Academy of Science's living roof, is pushing their reputation for innovative ecological design.



Dexter Vizinau Board of Advisors

A Bay Area Native and son of a Gospel singer. Dexter worked for IMB for 30 years, racking up 2x IBM Means Service Awards. For the past 20 years he has grown businesses of his own and helped many others through his management consulting company.



Patrick MacIntyre Construction Consultant

Born in Oakland, this project is near to Patrick's heart. Founder of IMX, a construction company operating for 40 years, specializing in excavation & underground construction. Co-founder of Blue Sky Biofuels he also knows fuel infrastructure installs well



Fuad Sweiss Owner's Advisor

Seasoned professional engineer with 38+ years of experience in the planning, design, and construction of major infrastructure projects for the private and public sectors.

Oakland Gateway

🌐 A communal hub.

🚛 For truckers, by truckers.

🦺 Welcoming all Bay Bridge transit traffic.

🌱 A showcase of sustainable industrial infrastructure.

🤝 Truly a whole community, effort.



Oakland is a gateway to US commerce with a long history with the port and trucking.

The Oakland Gateway project was created in partnership between the City of Oakland and Oakland Maritime Support Services, Inc. (OMSS), to provide critical truck parking and support services at the Port, contributing significantly towards long term efforts to keep trucking out of the neighboring West Oakland community. For decades now, as global commerce continues to expand, the amount of trucking traffic to the Bay Area has grown along with it. Especially on the east side of the Bay Bridge in Oakland, where the oldest shipping container port on the Pacific coast is located, commercial trucks are a part of everyday life. The trucks that transport goods are essential to many local and national establishments and businesses as Oaklanders and the rest of the US depend on the goods that are delivered via the Port of Oakland. Truckers who utilize the I80/880 highways often need a place to eat, a place to take a warm shower and do a load of laundry, a doctor's office to visit and fuel & repair shops to handle empty tanks & broken down engines.

What to do?

A truly, multimodal transit hub at the intersection of the Port, West Oakland, and the Bay Trail, the Oakland Gateway will be the only publicly facing project of the Oakland Army Base redevelopment. What if there was a single location, away from the residential neighborhoods of Oakland, where truckers could park their trucks, get a healthy bite to eat, a shower and a shave, do laundry, fuel their trucks, catch up with a friend over high speed internet, and even get a dental cleaning or a doctor's check up? One spot for it all. Convenient for truckers with only so much precious time off before hitting the road again. Beneficial for the residents of the West Oakland and the East Bay, keeping commercial trucks from their neighborhoods at all hours of the day. Convenient for the City of Oakland, keeping more transit-related, taxable revenue within their city limits.



👆 that view above is from the OMSS property outlined here 👆

Developing a Solution Everyone is Happy With

Most of you reading this have probably worked with me or heard me speak locally before. I've been a part of the trucking industry & the Oakland community since the late 1980's. The Oakland Gateway project was just an idea back then. Oakland Maritime Support Services (OMSS), my first stab at tackling the Oakland trucking problem was actually fueled by personal needs and the needs of the community. Let me take you for a drive down Memory Lane...



Bill Aboudi -- Founder & CEO of OMSS and Oakland Gateway

After the '89 earthquake I got into the trucking business to help my brother with his company AA Trucking. Customers were looking for a 24 hour location as the local economy was quickly evolving. As a company we had a big route from Oakland to San Francisco because the Bay Bridge was down for a number of months. This was a logistical hassle, so I quit my job and gave up everything I had built in the hotel business, to help my brother full-time at AA Trucking.

By '92 the business had picked up and I was constantly begging the Port of Oakland for parking space because we were a small company and they didn't want to deal with a smaller business. And so I was continually contacting them, trying to get more space. All I needed were 5 spaces! Eventually luck was on my side and the City of Oakland cracked down on the Port and said "get these trucks off the streets". And the Port didn't know what to do.

Thinking back to my hotel background, when I was using early booking software at the time, I thought it might transfer well to the parking issue at hand. I thought,

> *"What if you give some of the big trucking companies that you are already leasing to by the acre, a couple more acres, and allow them to split the spaces, leasing out 'by-the-space' to us little trucking companies, just like a hotel room; problem solved."*



The Port thought it was a great idea and approached the big trucking companies, but they also did not want to deal with collecting rent from us little guys. So the Port said, "Well, why don't you run this leasing thing?" So in 1992 OMSS began as a partnership between us and the Port to try to solve the parking problem.

This all made a big impact with the Oakland community. We started engaging the city and community at large to see what exactly it was that was benefiting them, and what else they were looking for. The community was very supportive because they saw the trucks shifting away from their neighborhoods and they started speaking highly of the system we created and supporting us. **This was really the beginning of the Oakland Gateway.**

👇 **OMSS & Oakland Gateway location** 👇



With our initial parking system we had made progress for both truckers & the community. But there were still trucks driving through neighborhoods, on their way to McDonalds, the local Chinese joint, the diesel station, the laundromat, the coffee shop, the doctors office; *you know normal human activity, but in a large commercial container truck.* So we built on our original solution and began offering coffee & food trucks right at the parking location. We offered regulated onsite drug testing & doctors visits. We provided biodiesel fueling & repair pop-ups. These solutions have been massive time savers & logistical lifesavers for truckers, and by effect, it moved their trucks out of the neighboring communities.

We started asking truckers, "What else do you need?" A lot of people were asking, can you bring somebody down to customize my safety vest that is required to wear at the port? Can you do business cards for me? Can you get my passport photo taken? Can you build a website for me?

> *"That has really been our spirit from the beginning: listening intently to both truckers & the community. And the funny thing is, that the solutions we have created, are what both parties are looking for."*



Truckers & Oaklanders co-building urban biofilters together

Ultimately, we got lucky because the thing with Oakland is that they are a lot more collaborative than other cities, from my experience. In the past there have been a lot people in the community that were anti truckers, and it's because the truckers weren't communicating directly with the community, and visa versa. Truckers would get, or drop, their loads from the Port and then go about their day. Community members would be out of the loop as to why the trucks were in their neighborhood. The Port would play diplomat, but there was no direct two way communication and emotional bond. Once we started talking to the community one-to-one, they could see that we got each other's point of view, that we were just humans, and that we actually support their causes, because like my colleague James has said, ***"Nobody cares more about the truck exhaust pollution than the truckers who sit right on top of the engine."***

> ***"We are all in silos, going about our own business. When people are not talking, it creates problems. And when we communicate - truckers & community members, for example - we end up realizing that we all desire the same things. And then we come to solutions together."***

And now, we're taking all of that collective insight from all of the stakeholders involved, and building a multi-pronged solution to the decades old problem.

Oakland Gateway


OAKLAND GATEWAY

The Oakland Gateway is a showcase 17-acre sustainable transportation services facility adjacent to the Port of Oakland property that offers the right mix of parking and services to create a services destination for trucks. This community hub for truckers and all modes of Bay Bridge transit, includes auto & truck fueling stations (with hydrogen and renewable diesel), a convenience market, office space, parking, laundry, container storage, truck maintenance and truck scales. Socially, architecturally, and ecologically, the project will go above and beyond providing basic services for trucking, and become a truly iconic public space and amenities for port workers, residents and visitors to the East Bay waterfront. The conception and scope of the project is part of the Oakland Army Base EIR mitigation to provide truck parking at the Army base.


The Only Full Service Trucking Plaza in the Greater Bay Area
Hydrogen & Renewable Diesel
Overnight Parking
Doctors Office
Rooftop Dining
Shared Kitchen
Food Court
Mini-Mart
Laundry
Showers
Weigh-in
Logistics
Repairs
70 miles
OAKLAND GATEWAY
Sacramento
Sacramento 49er Travel Plaza
Sac Valley Truck
Dixon Gas & Shop
Vaca Valley Travel Center
Love's Travel Stop
Vanco Truck & Auto Plaza
Flying J Travel Center
Oakland Truck Stop
Modesto Truck Plaza
Triangle Truck Stop
Joe's Travel Plaza
Love's Travel Stop
Flying J Travel Center
Fremont
San Jose

The Port of Oakland is the 5th busiest container port in the United States. While we cannot support long-term parking for all of the trucks that handle the Port we can support a large amount of "working space" parking and all of the services that trucking companies need as they transit to and from the Port. Not only are we the only location supporting the Port of Oakland, but we are actually the only full-service trucking "travel plaza" in a 70 mile driving radius of Oakland 🤯

Even to accomplish the most basic of trucking needs -- fueling-- there are only 3 locations in West Oakland that sell diesel - two of which have 4 pumps or less. We aim to be the only 24 hour location, and with all the other facilities needed for truckers in one single location. Due to these conveniences, we've seen people come up from San Jose and down from Crockett, just to weigh at our scale to make sure their loads are good. Ancillary maritime services include transportation, retail and business services, container storage, material handling, security and other activities that support port operations.

> ***"We're trucking centric. And we've developed a working system. It's targeted at supporting the Port. The Port can't do full service; we can. You can wait in line for hours to adjust your pin at the Port; we'll get it done in minutes at Oakland Gateway."***

"We have a saying, "Truckers welcome here."



Oakland Gateway will expand current OMSS on-site, off-site, and pop-up amenities to 24-hour, full-service, expanded offerings. The project will become a service Hub for pedestrians and Port workers alike, Just an example of what you can expect from the new Oakland Gateway:

- Truck/Auto Parking and Container Storage
- truck Hydrogen, Renewable diesel, Electric, and Auto Fuel
- Truck Wash
- 14,500 sq.ft. Truck Maintenance and Repair & Tire Sales
- Certified Truck Scale and Cargo Weighing Stations
- Cargo Trans-loading Service
- 24-hour Secure Yard Facility
- 2,700 sq. ft. Convenience, retail, and truck supply store
- Food Court with a Variety of Options
- Laundry Facilities & Hot Showers
- Future space for Insurance, DMV, Doctors, Dentists, and Barbers
- Future food court and Rooftop Dining with Sunset Views of SF
- Green Space for Clean Relaxation
- A Community of like-minded Truckers & Commuters
- As the existing Bay Bike Trail runs next to our location, we will also provide a bike **repair & rental** shop for cyclists and commuters that are passing through, and for truckers looking for a different mode of local transportation, or leisurely exercise 🚴



Oakland Gateway aims to be **the only 24-hour, publicly accessible greenspace** and food amenity between Jack London Square and Emeryville and the last location for bathrooms, parking and conveniences before the Gateway Park and bridge to Treasure Island.







Ecologically, site stormwater reuse, water conservation, vegetated buffers for air quality, and use of alternative energy will demonstrate the potential of green infrastructure strategies to visitors from around the world that go above and beyond baseline county and city requirements. As integrated design elements, the Oakland Gateway project will demonstrate innovative green infrastructure systems such as living roofs, rainwater capture and greywater reuse. Bioswales will also serve as a showcase of innovative vegetated buffers developed to manage noise and particulate matter. These will benefit the public health and welfare of those using and living adjacent to the site, as well as an aesthetic amenity for all to enjoy.



Working from EPA, and locally developed design standards for industrial greening, these planted buffers will define separation between pedestrians and bicyclists from site areas that are serving trucks and automobiles.

Solar thermal will be placed on all facilities that require water, including the car wash, commercial facility, and bathrooms. Electric, renewable diesel & hydrogen fueling options both accommodate those trucking companies that are ahead of the curve, and put us in a great position to capitalize on the inevitable shift to more environmentally-friendly forms of transportation fuel over the coming years.



PV on fueling structures

Solar Thermal on facilities requiring water: car wash, commercial facility, food court, bathrooms

The driving force behind these forward thinking environmental engineering feats is Hyphae Design Lab based right here in Oakland! High-profile projects like the California Academy of Science's living roof, is pushing their reputation for innovative ecological design. Brent, James and the team at Hyphae Design Lab have been big supporters of our vision since first hearing me speak at a City of Oakland council meeting, years ago. Since then we've developed a close working relationship, and I believe this project will have a long lasting positive impact both on the local community and environment.

We operate with a small team at the moment, but will expand our operations rapidly once OMSS gives way to the Oakland Gateway. In 18 months from now

we'll be actively looking to fill managerial to front-line roles across the spectrum of hospitality & mechanical. Obviously, we'd love to see a few of you come on board!



THE TEAM
BILL ABOUDI
As founder & CEO of OMSS and the Oakland Gateway project, Bill leads the company vision with the Oakland community, the local trucking industry, and the Bay Area environmental ecosystem in mind. He has been serving the local trucking industry in Oakland since 1992, after going to work for his brother's AA Trucking company in 1988, leaving behind his own vending business and a career track in the hotel industry. This eventually grew into Oakland Maritime Support Services (OMSS), the 15-acre property that is now being developed into the Oakland Gateway; providing indispensable truck services & a community hub for all modes of local transit. Bill contributes his time to many community based organizations, was appointed by Mayor Dellums to the Workforce Investment Board, and serves on the West Oakland Commerce Association's board of directors.
AARON BAKER
Founder & Managing Director of Baker & Associates Registered Investment Advisor (BARIA) LLC. Leading investment opportunties.
DEXTER VIZINAU
Bay Area Native, worked for IMB for 30 years, racking up 2x IBM Means Service Awards. Past 20 years he has run his management consulting company.
BRENT BUCKNAM
Co-founder of Hyphae Design Labs. The brilliant environmental engineering firm behind the Oakland Gateway project.

This is a two to three year build out, complete in two phases.

Our current operations will continue to function as they have for years, obviously shifting in location and with brief pauses throughout the different phases of the build.

Over the next 18 months we will have many of the main components in place, including the core truck and auto parking, utilities and structures, the mini-mart, office spaces, restrooms, and hydrogen and diesel stations. From there we will take the following 18 months to build out more exciting additions such as truck maintenance and a truck wash.





PHASE 3
PHASE 1
PHASE 2
WEST GRAND AVENUE OVERPASS
MARITIME STREET

OAKLAND
GATEWAY
A NEW TRANSIT &
COMMUNITY HUB

Phase I

Flex Fuel Facility
This phase will include construction of a state of the art truck fuelling center that will offer diverse cutting edge fueling technology including hydrogen and renewable diesel; clean fuel alternatives that are not currently available to Port area truckers. New truck scales will also be built, to accommodate demand.

Phase II

Market
The Oakland Gateway market will expand from the existing 400 square foot mini-mart which has been very successful, into a full-sized 6,700 SF convenience store operating 24 hours a day at the Port location as well as an additional 6,700 SF of office space. While the convenience market will continue to offer products tailored to truckers that serve the Port of Oakland, it will also provide goods for bikers and pedestrians that visit the site. The facility will also offer fuel for automobiles.

Commemorative Plaza
We will construct the first phase of the commemorative plaza that will include both a sculpture based on steel from as well as other Army base commemorative artifacts.

Green Infrastructure
Planting will begin that includes cutting edge, strategies for stormwater reuse, water conservation and vegetated buffers for air quality. The use of alternative energy will demonstrate to visitors from around the world.

Phase III

Truck Maintenance & Transloading
A state of the art, covered truck maintenance facility will be built with bays for 4 different local truck maintenance small businesses. Pending rail expansion timeline, a transloading facility will also serve to be allow offloading and repack train cars onto trucks. A Truck wash facility will also be added.

"The Hub" (Future Phase)
The Hub @ Oakland Gateway will include a market, food court, retail and offices. It will be the one-stop service destination for trucks, pedestrians, longshoreman and tourists at the Port of Oakland. It will include a food court, logistics related offices and other public amenities.

OMSS Inc. has been operating profitably for the last several years, at an annual revenue run rate of around $1M+ (investors in this offering would be investing in a separate entity, OMSS, LLC, which will own the lease and run the operations of the new location). Once we have the full suite of services in place, this same location is projected to generate upwards of $9M+ annually. And we plan to be able to operate it at 57% net operating income (these projections are not guaranteed).

Full Service Trucking Plazas Are Good Business
Net Operating Income --- 57%
$10M
$8M
$6M
$4M
$2M
Kitchen & Office Space Rental
Convienence Store
Trucking Services
Fuel
Operating at $1M + for several years
2022
Year 1
Year 2
Year 3
Year 4
Year 5
Current Op.
2 Year Build Out
Projected Post Development

Forward-looking projections are not guaranteed.

Like all projects of this size, we have had to get creative with building our capital stack to fund the Oakland Gateway to completion. In conjunction with meaningful personal investments, industry standard equipment financing & bank debt, and creative pre-development partnerships, we are also opening up 10% of

the $25M in total assets needed for **all our stakeholders to own a piece of the Oakland Gateway.**


CAPITAL STACK
Hydrogen Pre-Dev Fees $2,500,000
Equipment Financing $3,500,000
Alternative Debt Model $7,500,000
Personal Investment $1,000,000
Community Round $2,500,000
Bank Debt $7,500,000
We're setting aside $2.5M for our truckers, supply chain partners, and the greater Oakland community, to own a piece of the Oakland Gateway and grow with us financially.

> *"What we're offering to each of you is an opportunity to receive an annual check with 8% interest on your investment over the course of the next five years."*

Learn more about **promissory notes (loans) here**.

This is a government-backed project, with the City of Oakland providing financial and legislative support. We have a 55 year lease on the land with the opportunity to extend. This location is legally designated as an opportunity zone, which means we are awarded extra financial and construction incentives that otherwise would not be available to a project like this. Now is an opportune time to invest in real estate, with returns oftentimes beating the currently aggressive government-backed bonds.

> *"Our goal with opening up $2.5M to our community was to provide a diversifying financial opportunity - **that is usually exclusively just for rich folks** - to all of our truckers and Oakland community members to grow with us."*

The Oakland Gateway project is truly for every stakeholder in the Bay Area.

- If **you are a trucker** that delivers to or through the Port of Oakland or the Bay Bridge, **Oakland Gateway is for you.**
- If **you are a West Oakland resident** that concerned with air pollution & truck traffic in your community, **Oakland Gateway is for you**.
- If **you are a City of Oakland leader**, who works to provide your constituents with the highest quality of life while retaining fiscal responsibility, **Oakland Gateway is for you.**
- If **you are any of the above** and value the goods delivered to us from around the world, but done so with cleaner air, water, and soil, **Oakland Gateway is for you.**

Join us as an owner in this communal vision and make some money along the way!


OAKLAND GATEWAY